Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 8, 2016

Relating to the Prospectus dated February 25, 2016

Registration No. 333-209709

$37,500,000

Common Stock

This free writing prospectus relates only to the shares of common stock described in, and should be read together with, the prospectus dated February 25, 2016 (the “Prospectus”) included in Sarepta Therapeutics, Inc.’s Registration Statement on Form S-3 (Registration No. 333-209709).

You should read the entire Prospectus and Sarepta Therapeutics, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by the Form 10-K/A filed with the Securities and Exchange Commission (“SEC”) on April 29, 2016, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and other filings made with the SEC that are incorporated into the Prospectus carefully, especially the sections titled “Risk Factors”, before deciding to invest in these securities. Unless otherwise stated or the context otherwise requires, references in this free writing prospectus to “Sarepta,” “we,” “us” and “our” refer to Sarepta Therapeutics, Inc.

Issuer	Sarepta Therapeutics, Inc.

Common stock offered	$37,500,000

Common stock to be outstanding after this offering	47,926,377 shares

Use of Proceeds	We intend to use the net proceeds from this offering principally for product and commercial development, manufacturing, any business development activities and other general corporate purposes. The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of our product development and clinical trial efforts, regulatory approvals, competition and our ability to obtain government funding or other non-dilutive financing for the development of certain of our product candidates. We reserve the right to change the use of proceeds as a result of certain contingencies such as competitive developments, opportunities to acquire technologies or products and other factors. Pending application of the proceeds of sale of the securities, we intend to invest the net proceeds of the sale in short-term, investment-grade, interest-bearing instruments.

Underwriting	Credit Suisse and Robert W. Baird & Co. are acting as joint book-running managers of the proposed offering. The underwriters propose to offer the shares of common stock from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the Nasdaq Global Select Market, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2016 on:

•     an actual basis; and

•     as adjusted basis giving additional effect to the sale of $37,500,000 of our common stock in this offering at an assumed offering price of $19.67 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on June 7, 2016, and before deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the shares in this offering had occurred on March 31, 2016.

	AS OF MARCH 31, 2016
	ACTUAL	AS ADJUSTED(1)
	(in thousands, except share amounts)
Cash and cash equivalents and short-term investments	$129,156	$166,656

Stockholders’ (deficit) equity:
Preferred stock, par value $0.0001 per share: 3,333,333 shares authorized and no shares issued or outstanding, actual and as adjusted	—	—
Common stock, par value $0.0001 per share: 99,000,000 shares authorized, 45,767,497 shares issued and outstanding, actual; 47,673,954, shares issued and outstanding, as adjusted	5	5
Additional paid-in capital	1,097,787	1,135,287
Accumulated other comprehensive loss	(5)	(5)
Accumulated deficit	(958,825)	(958,825)

Total stockholders’ equity	138,962	176,462

Total capitalization	$138,962	$176,462

(1)	Each $1.00 increase (decrease) in the assumed offering price of $19.67 per share, the last reported sale price of our common stock on The Nasdaq Global Select Market on June 7, 2016, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $1,906,457, assuming the number of shares offered, as set forth in this free writing prospectus, remains the same, and before deducting underwriting discounts and commissions and estimated offering expenses. The as adjusted information discussed above is illustrative only and will adjust based on the actual offering price and other terms of this offering determined at pricing.

The shares are being offered by the issuer pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (SEC). A final prospectus supplement relating to and describing the terms of the offering to which this communication relates will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Before investing in the offering, you should read the Prospectus in the Registration Statement and the other documents Sarepta Therapeutics, Inc. has filed with the SEC, which are incorporated by reference therein and provide more complete information about Sarepta Therapeutics, Inc. and the offering. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus Supplement if you request it by contacting one of the following: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010, or by emailing newyork.prospectus@credit-suisse.com; or Robert W. Baird & Co. Attention: Syndicate Department, 777 East Wisconsin Avenue, Milwaukee, WI 53202, Telephone: 800-792-2413, Email: syndicate@rwbaird.com.